Talisman Energy Inc.
Consolidated Financial Ratios
September 30, 2007
(unaudited)

The following financial ratio is provided in connection with the Company's shelf prospectus, filed with
Canadian and US securities regulatory authorities, and is based on the Company's Consolidated
Financial Statements that are prepared in accordance with accounting principles generally accepted in Canada.

The interest coverage ratio is for the 12 month period ended September 30, 2007.

Interest coverage (times)
Income (1)	11.25
Income from continuing operations (2)	7.53

1 Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
2 Net income from continuing operations plus income taxes and interest expense from continuing operations;
divided by the sum of interest expense and capitalized interest from continuing operations.